UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2007

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HEWLETT-PACKARD COMPANY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT-PACKARD COMPANY

3000 HANOVER STREET

PALO ALTO, CALIFORNIA 94304

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Hewlett-Packard Company 401(k) Plan

December 31, 2007 and 2006, and for the Year Ended December 31, 2007

with Report of Independent Registered Public Accounting Firm

Hewlett-Packard Company 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006,

and for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

Plan Administrator

Hewlett-Packard Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Hewlett-Packard Company 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Jose, California June 23, 2008

Hewlett-Packard Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Cash	$25,699,157	$2,181,631
Investments, at fair value	11,103,035,010	10,221,639,271
Receivables:
Company contribution receivable	27,316	—
Amount due from brokers for securities sold	31,181,711	19,427,254
Forward foreign currency contracts receivable	66,644,321	46,317,114
Interest and dividends receivable	4,381,856	4,953,463
Other receivables	—	1,544
Total receivables	102,235,204	70,699,375
Total assets	11,230,969,371	10,294,520,277

Liabilities
Amounts due to brokers for securities purchased	23,578,053	7,455,279
Forward foreign currency contracts payable	66,968,940	45,915,466
Other payables	2,426,263	4,714,207
Total liabilities	92,973,256	58,084,952

Net assets available for benefits, at fair value	11,137,996,115	10,236,435,325

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,332,025	14,872,081

Net assets available for benefits	$11,140,328,140	$10,251,307,406

See accompanying notes.

Hewlett-Packard Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Contributions:
Participant	$484,066,948
Company	250,214,678
Rollover	171,255,564
Total contributions	905,537,190

Investment income:
Interest and dividends	558,525,300
Net realized and unrealized appreciation in fair value of investments	540,584,436
Total investment income	1,099,109,736
Total additions	2,004,646,926

Deductions
Benefits paid directly to participants	1,105,231,533
Administrative expenses and fees	1,891,828
Investment management fees	8,502,831
Total deductions	1,115,626,192

Net increase	889,020,734

Net assets available for benefits:
Beginning of year	10,251,307,406
End of year	$11,140,328,140

See accompanying notes.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following brief description of the Hewlett-Packard Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of Hewlett-Packard Company (the Company or HP) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time or limited-term employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In May 2007, the Investment Review Committee approved changes to the Plan’s investment lineup, including elimination of three of the Tier 1 funds, creation of ten Target Retirement Date Funds to replace the eliminated Tier 1 funds, and changing the default fund for automatic enrollment from the Stable Value Fund to the appropriate target date fund based on the participant’s expected retirement date at age 65. The changes were implemented on September 4, 2007.

Assets of the Plan are invested in a three-tier investment structure. Tier 1 includes 1 ready-made portfolio, i.e., the Conservative Portfolio, and 10 Target Retirement Date Funds to be utilized based on the employee’s current age and anticipated retirement date at age 65. Tier 2 includes 14 institutional funds in a range of asset classes. Tier 3 includes 16 brand-name mutual funds spanning several investment categories. Additionally, the Plan offers Company common stock as an investment option. All investments in participant accounts are participant-directed.

The Plan includes a non-leveraged employee stock ownership plan (the ESOP) within the meaning of Internal Revenue Code (the Code) Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit participants the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash. Participants in the Plan who were formerly participants in the Compaq Computer Corporation 401(k) Investment Plan, but who did not become employees of the Company subsequent to the acquisition of Compaq Computer Corporation in May 2002 are not eligible to participate in the ESOP.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

As soon as administratively feasible, normally about 15 days after the employee’s employment start date, employees are automatically enrolled in the Plan at a 3% contribution rate, in one of the ten Target Retirement Date Funds based on the employee’s current age and anticipated retirement age. Prior to the implementation of the Target Retirement Date Funds, the employees were automatically enrolled in the Stable Value Fund.

Participants may annually contribute, on a pretax basis, up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual deductibility limits specified under the Code. The annual limitation was $15,500 for 2007.

Contributions can be made as whole or fractional percentages of pay. Employees can choose pre-tax contributions, after-tax Roth 401(k) contributions, or a combination of the two.

Effective January 1, 2007, after-tax Roth 401(k) contributions were permitted to be made to the Plan. The Plan also accepts rollover contributions from a Roth deferral account to the Plan as described in Code section 402A(e)(1) and only to the extent the rollover is permitted under the rules of section 402(c) of the Code. After-tax Roth 401(k) contributions shall be treated as deferred contributions for all purposes under the Plan, including Company matching contributions.

Participants who are age 50 or older by the end of the plan year can contribute an additional $5,000 above the annual limitation. Catch-up contributions can be pre-tax contributions, after-tax Roth 401(k) contributions, or a combination of the two. These “catch-up” contributions are not eligible for the Company match. Participants may also make rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2006, employees with 62 or more points, calculated as age plus years of service, receive Company matching contributions equal to 100% of the first 3% and 50% of the next 2% of the eligible compensation the participant contributes to the Plan. Effective January 1, 2006, employees with fewer than 62 points, calculated as age plus years of service, as well as participants first hired or rehired on and after January 1, 2006, are eligible for an enhanced Company matching contribution equal to 100% of the first 6% of the eligible compensation the participant contributes to the Plan.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are fully vested at all times with regard to their contributions and earnings thereon.

Participants who became employees before January 1, 2006 are also one hundred percent vested in their Company matching contributions and earnings thereon at all times.

Effective January 1, 2006, all new employees are subject to a three-year cliff vesting schedule with regard to Company matching contributions. As a result, participants with no prior HP service who enter the Plan on or after January 1, 2006, do not vest in Company matching contributions until the earlier of earning three years of credited service, attaining age 65, death before termination of employment, or becoming eligible for disability benefits under the Company’s long-term disability benefits program, at which time they will become 100% vested in their Company matching contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) Company contributions and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Loans

The Plan offers two types of loans, namely general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s account and bear interest at a rate equal to the prevailing prime rate plus 1%. Principal and interest is paid ratably through payroll deductions.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, death or retirement, participants may elect to receive a lump-sum amount equal to the value of their account. Lump-sum payments may be made in cash or shares of stock for distribution from the Company Stock Fund. Hardship distributions and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts.

Administrative and Investment Management Expenses

Certain fees and expenses of the Plan for legal, accounting, and other administrative services are paid directly by the Company on behalf of the Plan. Other administrative fees and all investment management fees are charged to individual participants’ accounts. Certain administrative fees and investment management fees related to Tiers 1 and 2 investment options are paid directly to the Plan’s investment managers and are reported separately on the statement of changes in net assets available for benefits. Investment management fees charged by the Tier 3 mutual funds are deducted from the net asset values of the mutual funds and are, therefore, recorded as a component of the net realized and unrealized appreciation in fair value of the Plan’s investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting and New Accounting Pronouncement

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Basis of Accounting and New Accounting Pronouncement (continued)

the Plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (synthetic GICs). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts, as well as an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The fair value of the GICs are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. Wrapper contracts are valued using a replacement cost methodology as of the last day of the plan year. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

In September 2006, the Financial Accounting Board issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning November 15, 2007. The Plan will adopt the provisions of SFAS No. 157 for its December 31, 2008 financial statements. The Plan is currently evaluating the potential impact of adoption of SFAS No. 157; however, management does not believe adoption will have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The shares of the common collective trust funds are valued at the unit prices established by the funds’ sponsors on the last business day of the plan year, based on the fair value of the assets underlying the funds. Short-term investments are valued at cost plus accrued interest, which approximates fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair values of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2007	2006

Hewlett-Packard Company common stock	$1,395,814,908	$1,273,215,440
Vanguard Employee Benefit Index Fund	1,047,528,380	1,053,361,470
Vanguard PRIMECAP Fund	807,456,538	791,767,220
Fidelity Contrafund	738,930,008	638,892,576
Dwight Target 2 Fund	609,625,823	575,468,656
Fidelity Magellan Fund	608,536,858	578,461,920

For the year ended December 31, 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net realized and unrealized appreciation in fair value of investments:
Registered investment companies	$11,202,359
Common stock	135,292,224
Company common stock	272,202,448
Common collective trust funds	121,782,554
Corporate debt	104,851
Total net realized and unrealized appreciation in fair value of investments	$540,584,436

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

4. Guaranteed and Synthetic Investment Contracts

The Plan offers a Stable Value Fund, which invests in GICs and synthetic GICs, to provide participants with a stable, fixed-rate return and protection of principal from market changes. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are based on a formula agreed upon with the issuer. The interest rate paid by the issuer or contract rate may be fixed over the life of the contract or adjusted periodically, but cannot fall below 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to the plan document, changes to Plan’s prohibition of competing investment options, complete or partial termination of the Plan, the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, the redemption of all or a portion of the Plan’s interest in the investment at the direction of the Company, or delivery of any communication to participants designed to influence participants not to invest in the Stable Value Fund. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

GICs generally do not permit issuers to terminate the contract prior to the scheduled maturity date. Wrapper contracts, a component of synthetic GICs generally allow the issuer to terminate upon notice at any time for market value. Wrap contracts generally also contain provisions to allow the Plan to elect to convert the wrapped portfolio to a declining direction strategy upon termination by the issuer. Such provisions are intended to result in contract value equaling market value by the ultimate termination date.

Average yields earned on the Stable Value Fund are as follows:

	Year Ended December 31
	2007	2006

Based on actual earnings	5.52%	5.47%
Based on interest rate credited to participants	5.12%	5.23%

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

5. Forward Foreign Currency Contracts

The Plan began using forward foreign currency contracts in 2006, as the Plan holds investments denominated in foreign currencies. Forward foreign currency contracts are generally utilized to hedge a portion of the currency exposure that results in those investments denominated in foreign currencies. The forward foreign currency contracts are not designated as hedging instruments.

Forward foreign currency contracts are generally marked-to-market at the prevailing forward exchange rate of the underlying currencies and the difference between contract value and market value is recorded as unrealized appreciation (depreciation) in net assets. When the forward foreign currency contract is closed, the Plan transfers the unrealized appreciation (depreciation) to a realized gain (loss) equal to the change in the value of the forward foreign currency contract when it was opened and the value at the time it was closed or offset.

Certain risks may arise upon entering into a forward foreign currency contract from the potential inability of the counterparties to meet the terms of their contracts. Additionally, when utilizing forward foreign currency contracts to hedge, the Plan gives up the opportunity to profit from favorable exchange rate movements during the term of the contract. As of December 31, 2007 and 2006, the value of currencies under forward foreign currency contracts represented less than 1%  of net assets, respectively.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 22, 2000, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

7. Related Party Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2007, the Plan made purchases of approximately $124,793,000 and sales of approximately $275,444,000 of the Company’s common stock.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

8. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006

Net assets available for benefits per the financial statements	$11,140,328,140	$10,251,307,406
Less: Adjustment to fair value from contract value related to fully benefit-responsive investment contracts	(2,332,025)	(14,872,081)
Net assets available for benefits per the Form 5500	$11,137,996,115	$10,236,435,325

The following is a reconciliation of the net investment income per the financial statements for the year ended December 31, 2007 to the Form 5500:

Year Ended December 31, 2007

Net investment income per the financial statements	$1,099,109,736
Less: Current year adjustment between fair value and contract value related to fully benefit responsive investment contracts	(2,332,025)
Add: Prior year adjustment between fair value and contract value related to fully benefit responsive investment contracts	14,872,081
Net investment income per Form 5500	$1,111,649,792

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

10. Subsequent Events

Effective January 1, 2008, all participants under the Plan were eligible for a Company matching contribution equal to 100% of the first 6% of the eligible compensation the participant contributes to the Plan.

The Investment Review Committee recently evaluated the Plan’s existing fund offerings and decided to remove the Fidelity Growth and Income Portfolio from the investment options in the Extended Choices. The change will be effective after the close of the market on April 25, 2008. The Fidelity Growth and Income Portfolio will be replaced with a Tier 2 fund, the Large Cap Core Stock Fund.

Supplemental Schedule

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Short-term investments
	RABO-USA YCP	3,400,000 shares, due 1/02/08	$3,399,248
	ABBEYNA Y$CP	800,000 shares, due 1/07/08	799,339
	PALISADES(CITI)CP	300,000 shares, due 2/04/08	298,386
	PALISADES(CITI)CP	300,000 shares, due 1/25/08	298,848
	SWEDBANK AB CP	800,000 shares, due 3/20/08	791,614
	UNICREDIRE Y$CP	700,000 shares, due 3/25/08	692,161
	RABO-USA YCP	800,000 shares, due 1/02/08	799,823
	DNB NORBANK YCP	800,000 shares, due 3/03/08	793,524
	BSCTUK Y$CP	700,000 shares, due 3/19/08	692,809
	USTREASURY RP	2,600,000 shares, due 1/02/08	2,600,000
	Dreyfus Cash Management Portfolio	40,747,154 shares	40,747,154
	Mellon EB Temporary Investment	4,553,237 shares	4,553,237
	The Boston Company Pooled Employee Liquidity Fund	11,418,917 shares	11,418,917
	DREYFUS TREASURY CASH MGM	3,371,773 shares	3,371,773
	WACHOVIA BK NA BN	725,000 shares, due 11/15/17	729,844
*	Fidelity Institutional Cash Portfolio	42,642,806 shares	42,642,806
Total short-term investments			114,629,484

Registered investment companies
	Mainstay I CAP Equity Portfolio	2,571,030 shares	106,877,718
	Artisan International Fund	4,359,516 shares	130,262,333
	PIMCO High Yield Fund	8,345,320 shares	79,614,353
	Lazard Emerging Markets Portfolio	3,354,077 shares	80,095,347
	PIMCO Real Return Fund	7,340,637 shares	80,453,378
	Vanguard PRIMECAP ADMFund	10,799,205 shares	807,456,538
	American Funds New World Fund	3,984,185 shares	237,457,404
	PIMCO Global Bond II Fund	2,933,019 shares	28,538,271
	MFS International New Discovery Fund	9,543,776 shares	237,735,469
	Dodge & Cox International Stock	8,038,563 shares	369,934,666
	Domini Social Equity Fund	1,857,224 shares	20,243,747
*	Fidelity Magellan Fund	6,482,762 shares	608,536,858
*	Fidelity Contrafund	10,107,099 shares	738,930,008
*	Fidelity Growth & Income Portfolio	8,263,269 shares	225,421,970
*	Fidelity Real Estate Investment Portfolio	6,393,550 shares	166,104,417
*	Fidelity Low-Priced Stock Fund	9,709,486 shares	399,351,139
	Dodge & Cox Stock Fund	1,424,994 shares	197,019,652

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

	(c)
	Description of Investment,
(b)	Including Maturity Date,	(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a) Lessor, or Similar Party	Par, or Maturity Value	Value

Registered investment companies (continued)
Lord Abbett Midcap Value Fund	2,078,663 shares	$38,496,844
PIMCO Asset Backed Securities Fund	395,397 shares	4,278,198
PIMCO Emerging Markets Fund	1,674,186 shares	17,495,239
PIMCO International Portfolio	5,420,140 shares	24,715,838
PIMCO Investment Grade Corporate Portfolio	2,089,055 shares	20,848,766
PIMCO Mortgage Portfolio	10,631,888 shares	111,847,465
PIMCO Municipal Sector Portfolio	237,156 shares	2,352,592
PIMCO Real Return Bond Fund	116,182 shares	1,262,895
PIMCO Short Term Port Ins	1,893,435 shares	18,044,433
PIMCO US Government Sector Portfolio	3,216,895 shares	37,659,758
Vanguard Extended Market Index	5,747,011 shares	229,363,195
SPDR Trust - ETF	26,600 shares	3,894,240
Total registered investment companies		5,024,292,734

Common stock
3I GROUP PLC	72,505 shares	1,444,887
AAR CORP	44,000 shares	1,673,320
ABAXIS INC	9,800 shares	351,428
ABB LTD (REG) (SWIT)	135,820 shares	3,909,334
ABB LTD SPON ADR	80,000 shares	2,304,000
ABBOTT LABORATORIES	158,900 shares	8,922,235
ACCENTURE LTD CL A	37,400 shares	1,347,522
ACE LTD	76,800 shares	4,744,704
ACTIVISION INC	135,708 shares	4,030,528
ADAMS RESPIRATORY THERA I	100,000 shares	5,974,000
ADOBE SYSTEMS INC	101,600 shares	4,341,368
ADVISORY BOARD CO	70,011 shares	4,494,006
AECOM TECHNOLOGY CORP	100,600 shares	2,874,142
AERCAP HOLDINGS NV	127,100 shares	2,652,577
AFFILIATED MANAGERS GRP	11,892 shares	1,396,834
AHOLD NV, KONINKLIJKE	82,920 shares	1,144,296
AIR FRANCE KLM (REGD)	12,200 shares	428,203
AIR GAS INC	20,157 shares	1,050,381
AIR PRODUCTS & CHEMICALS	35,400 shares	3,491,502

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	AISIN SEIKI CO LTD	21,100 shares	$881,729
	AKAMAI TECHNOLOGIES INC	46,400 shares	1,605,440
	ALBANY INTL CORP CL A	3,100 shares	115,010
	ALBEMARLE CORP	25,482 shares	1,051,133
	ALCOA INC	40,900 shares	1,494,895
	ALCON INC	33,340 shares	4,768,954
	ALL NIPPON AIRWAYS CO LTD	117,000 shares	433,314
	ALLIANZ SE (REGD)	11,000 shares	2,337,500
	ALLSCRIPTS HEALTHCARE SOL	29,490 shares	572,696
	ALPS ELECTRIC CO LTD	17,900 shares	232,588
	ALTRIA GROUP INC	115,300 shares	8,714,374
	AMAZON.COM INC	33,900 shares	3,140,496
	AMCOL INTERNATIONAL CORP	8,395 shares	302,472
	AMEDISYS INC	45,200 shares	2,193,104
	AMER INTL GROUP INC	39,300 shares	2,291,190
	AMERICA MOVIL SPON ADR SE	10,200 shares	626,178
	AMERICAN AXLE & MFG HLDGS	26,000 shares	484,120
	AMERICAN EAGLE OUTFITTERS	18,900 shares	392,553
	AMERICAN ELECTRIC POWER C	39,300 shares	1,829,808
	AMERICAN EXPRESS CO	32,500 shares	1,690,650
	AMERICAN MEDICAL SYS HLDG	22,485 shares	325,133
	AMERICAN REPROGRAPHICS CO	50,100 shares	825,648
	AMETEK INC NEW	122,000 shares	5,714,480
	AMPHENOL CORPORATION CL A	41,480 shares	1,923,428
	AMYLIN PHARMACEUTICALS	22,100 shares	817,700
	ANADIGICS INC	163,125 shares	1,887,356
	ANAREN INC	75,142 shares	1,239,092
	ANGLO AMER PLC (UK)	17,763 shares	1,087,006
	ANIXTER INTL INC	82,666 shares	5,147,612
	ANN TAYLOR STORES CORP	7,500 shares	191,700
	ANSYS INC	47,813 shares	1,982,327
	APOLLO GROUP INC CL A	9,061 shares	635,629
	APPLE INC	44,900 shares	8,893,792
	APTARGROUP INC	34,548 shares	1,413,359

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	ARCELORMITTAL SA (FRAN)	26,400 shares	$2,049,313
	ARCH CHEMICALS INC	25,900 shares	951,825
	ARRIS GROUP INC	111,100 shares	1,108,778
	ARTHROCARE CORP	51,079 shares	2,454,346
	ASSOCIATED BRITISH FOODS	53,100 shares	948,988
	ASSURANT INC	14,697 shares	983,229
	ASSURED GUARANTTY LTD	114,000 shares	3,025,560
	ASTELLAS PHARMA INC	8,900 shares	388,674
	ASTRAZENECA PLC (UK)	28,100 shares	1,203,242
	ASTRAZENECA PLC SPONS ADR	37,300 shares	1,597,186
	AT&T INC	195,850 shares	8,139,526
	ATMI INC	60,100 shares	1,938,225
	AU OPTRONICS SPON ADR	22,437 shares	430,790
	AUTOLIV INC	61,500 shares	3,241,665
	AVISTA CORP	94,700 shares	2,039,838
	AVIVA PLC	77,401 shares	1,034,968
	AVON PRODUCTS INC	62,400 shares	2,466,672
	BAE SYSTEMS PLC	316,733 shares	3,133,919
	BALDOR ELEC CO	73,800 shares	2,484,108
	BALLY TECHNOLOGIES INC	17,485 shares	869,354
	BANCO POPOLARE SPA	16,400 shares	362,842
	BANCO SANTANDER SA	53,380 shares	1,149,805
	BANK OF AMERICA CORPORATI	252,500 shares	10,418,150
	BARCLAYS PLC ORD	161,100 shares	1,625,902
	BARNES GROUP INC	65,598 shares	2,190,317
	BASF SE	17,300 shares	2,550,020
	BAXTER INTL INC	47,600 shares	2,763,180
	BAYER AG	41,071 shares	3,737,461
	BEACON ROOFING SUPPLY INC	34,400 shares	289,648
	BELDEN INC	14,029 shares	624,291
	BENIHANA INC	7,000 shares	88,550
	BENIHANA INC CL A	14,000 shares	178,500
	BHP BILLITON PLC	48,074 shares	1,476,675

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	BIO RAD LABS CL A	58,200 shares	$6,030,684
	BIOMARIN PHARMACEUTICAL	37,300 shares	1,320,420
	BIOMED REALTY TRUST INC	43,500 shares	1,007,895
	BLACK HILLS CORP	99,200 shares	4,374,720
	BLACKBOARD INC	112,500 shares	4,528,125
	BNP PARIBAS (FRAN)	15,600 shares	1,689,740
	BOEING CO	21,100 shares	1,845,406
	BOSTON BEER COMPANY CL A	24,200 shares	911,130
	BP PLC	83,300 shares	1,015,844
	BRADY CORPORATION CL A	28,200 shares	989,538
	BRISTOL-MYERS SQUIBB CO	61,900 shares	1,641,588
	BRISTOW GROUP INC	49,161 shares	2,784,971
	BRITISH AMERICAN TOBACCO	45,778 shares	1,798,160
	CABOT CORP	24,400 shares	813,496
	CABOT MICROELECTRONICS	36,600 shares	1,314,306
	CAMERON INTL CORP	88,000 shares	4,235,440
	CANADIAN IMP BK OF COMMER	7,000 shares	497,056
	CANON INC	13,500 shares	618,705
	CANTEL MEDICAL CORP	6,000 shares	87,480
	CAPITA GROUP PLC	41,149 shares	570,663
	CAPITAL ONE FIN CORP	22,400 shares	1,058,624
	CAPITALSOURCE INC	174,800 shares	3,074,732
	CARBO CERAMICS INC	48,500 shares	1,804,200
	CARLISLE COS INC	88,808 shares	3,288,560
	CARPENTER TECHNOLOGY CORP	6,300 shares	473,571
	CASTLE (A.M.) & CO	15,576 shares	423,511
	CB RICHARD ELLIS GROUP A	32,185 shares	693,587
	CENTENNIAL COMMUN CL A	56,500 shares	524,885
	CENTRAL EURO DIST (USA)	14,849 shares	862,430
	CENTRAL EUROPEAN MED CL A	18,600 shares	2,157,228
	CENTRAL GARDEN & PET CL A	92,500 shares	495,800
	CGG VERITAS SPON ADR	8,002 shares	448,512
	CH ROBINSON WORLDWIDE INC	108,200 shares	5,855,784
	CHEESECAKE FACTORY INC	25,200 shares	597,492

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	CHEMED CORP	11,828 shares	$660,949
	CHICAGO BRIDGE & IRON (NY	19,402 shares	1,172,657
	CHILDRENS PL RETAIL STORE	15,400 shares	399,322
	CHINA CONSTRUCTION BANK H	853,000 shares	723,132
	CHINA NETCOM GR HK	112,500 shares	338,347
	CHINA PETROL & CHEM H	242,000 shares	358,644
	CHINA SHENHUA ENERGY CO H	296,100 shares	1,769,666
	CHINA TELECOM CORP LTD H	292,000 shares	227,964
	CHOICEPOINT INC	155,800 shares	5,674,236
	CHURCH & DWIGHT CO INC	65,646 shares	3,549,479
	CIENA CORP	47,336 shares	1,614,631
	CISCO SYSTEMS INC	237,400 shares	6,426,418
	CITI (COMPAL ELEC) ELN 1/	234,151 shares	256,333
	CITI (SILICONWARE) CWT 1/	173,296 shares	311,557
	CITI (TAIWAN SEMI) CWT 1/	112,054 shares	214,239
	CITIGROUP INC	140,500 shares	4,136,320
	CITY NATIONAL CORP	44,800 shares	2,667,840
	CLARCOR INC	31,500 shares	1,196,055
	CLECO CORP	20,200 shares	561,560
	CME GROUP INC	7,600 shares	5,213,600
	COACH INC	74,300 shares	2,272,094
	COGNEX CORP	140,300 shares	2,827,045
	COGNOS INC (USD)	50,000 shares	2,878,500
	COHERENT INC	23,800 shares	596,666
	COLGATE-PALMOLIVE CO	46,400 shares	3,617,344
	COMMERCE BANCORP INC NJ	32,900 shares	1,254,806
	COMMSCOPE INC	11,044 shares	543,475
	COMTECH TELECOM NEW	8,400 shares	453,684
	CONOCOPHILLIPS	83,300 shares	7,355,390
	CORE LABORATORIES NV	5,656 shares	705,416
	CORNING INC	88,900 shares	2,132,711
	CORPORATE EXECUTIVE BRD C	58,500 shares	3,515,850
	CORPORATE EXPRESS NV	25,800 shares	201,441
	COSTAR GROUP INC	65,300 shares	3,085,425

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	COSTCO WHOLESALE CORP	65,500 shares	$4,569,280
	COUNTRYWIDE FIN CORP	86,700 shares	775,098
	COURIER CORP	11,500 shares	379,615
	CREDIT AGRICOLE SA	39,912 shares	1,343,772
	CREDIT SUISSE GRP (REG)	48,091 shares	2,890,269
	CSL LIMITED	22,176 shares	706,255
	CULLEN FROST BANKERS INC	39,900 shares	2,021,334
	CURTISS WRIGHT CORPORATIO	100,500 shares	5,045,100
	CVS CAREMARK CORP	46,300 shares	1,840,425
	DAINIPPON INK & CHEMICALS	103,000 shares	517,240
	DANAHER CORP	36,600 shares	3,211,284
	DAVITA INC	231,100 shares	13,022,485
	DELTA AIR INC	53,400 shares	795,126
	DENBURY RESOURCES INC	283,400 shares	8,431,150
	DENSO CORP	29,200 shares	1,199,265
	DEUTSCHE BANK AG (GERW)	12,000 shares	1,552,920
	DEUTSCHE BOERSE AG	20,425 shares	4,046,469
	DEUTSCHE TELEKOM AG (REGD	43,300 shares	938,311
	DEUTSCHE(UNITDMC)CWT 144A	250,980 shares	155,953
	DIONEX CORP	33,800 shares	2,800,668
	DISCOVERY HLDG CO CL A	205,500 shares	5,166,270
	DISNEY (WALT) CO	215,400 shares	6,953,112
	DOLBY LAB INC CL A	74,000 shares	3,679,280
	DOMINION RESOURCES INC VA	28,000 shares	1,328,600
	DRIL-QUIP INC	65,800 shares	3,662,428
	DRS TECHNOLOGIES INC	62,700 shares	3,402,729
	E.ON AG	11,000 shares	2,345,000
	EASTGROUP PPTYS INC	21,000 shares	878,850
	EBAY INC	73,000 shares	2,422,870
	EDWARDS LIFESCIENCES CORP	101,500 shares	4,667,985
	EL PASO ELECTRIC CO	47,100 shares	1,204,347
	ELAN CORP PLC ADR	99,100 shares	2,178,218
	ELECTRONIC ARTS INC	127,790 shares	7,464,214
	EMCOR GROUP INC	24,792 shares	585,835

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	EMERITUS CORP	107,500 shares	$2,703,625
	ENCANA CORP	6,700 shares	455,186
	ENI SPA	51,500 shares	1,865,073
	EQUINIX INC	10,724 shares	1,083,875
	ESPRIT HOLDINGS LTD	117,600 shares	1,749,574
	ESSILOR INTL SA(FRAN)	27,861 shares	1,774,824
	EURONET WORLDWIDE INC	8,389 shares	251,670
	EV3 INC	81,600 shares	1,037,136
	EXELON CORP	88,200 shares	7,200,648
	EXPEDITORS INTL OF WASH	10,623 shares	474,636
	EXTERRAN HLDGS INC	114,635 shares	9,377,143
	EXXON MOBIL CORP	89,800 shares	8,413,362
	F5 NETWORKS INC	16,660 shares	475,143
	FAIRCHILD SEMICON INTL	161,500 shares	2,330,445
	FEDEX CORP	18,400 shares	1,640,728
	FERRO CORP	65,200 shares	1,351,596
	FIAT SPA	60,193 shares	1,554,429
	FINANCIAL FEDERAL CORP	119,800 shares	2,670,342
	FIRST MIDWEST BANCORP DEL	45,000 shares	1,377,000
	FIRST SOLAR INC	8,400 shares	2,243,976
	FLIR SYSTEMS INC	9,400 shares	294,220
	FLOW INTL CORP	59,000 shares	549,880
	FMC TECHNOLOGIES INC	5,780 shares	327,726
	FOCUS MEDIA HOLDINS ADS	57,400 shares	3,260,894
	FONDARIA SAI SPA	18,300 shares	753,138
	FORD MOTOR CO	161,900 shares	1,089,587
	FOREST LABORATORIES INC	24,700 shares	900,315
	FOREST OIL CORP	17,000 shares	864,280
	FORTIS (BELG)	61,000 shares	1,603,311
	FOUNDRY NETWORKS INC	35,410 shares	620,383
	FPL GROUP INC	30,900 shares	2,094,402
	FRANCE TELECOM SA	25,600 shares	912,128
	FRANKLIN ELECTRIC CO. INC	17,600 shares	673,552
	FREEPORT MCMORAN COPPER &	29,200 shares	2,991,248

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	FUJITSU LTD	147,000 shares	$992,611
	GAIAM INC CL A	36,400 shares	1,080,352
	GAMESTOP CORP CL A	9,085 shares	564,269
	GAP INC	209,300 shares	4,453,904
	GARTNER INC	106,200 shares	1,864,872
	GATX CORP	44,400 shares	1,628,592
	GAYLORD ENTERTAINMENT CO	91,200 shares	3,690,864
	GAZPROM O A O SPON ADR	30,703 shares	1,728,579
	GENENTECH INC	46,400 shares	3,112,048
	GENERAL CABLE CORP DEL	10,358 shares	759,034
	GENERAL ELECTRIC CO	98,400 shares	3,647,688
	GENERAL GROWTH PROPERTIES	25,900 shares	1,066,562
	GENERALI SPA (ASSICURAZIO	19,013 shares	860,175
	GENESEE & WYOMING CL A	119,125 shares	2,879,251
	GENLYTE GROUP INC	23,100 shares	2,199,120
	GEO GROUP INC	14,726 shares	412,328
	GERDAU AMERISTEEL CORP	41,600 shares	590,787
	GERDAU SA SPON ADR	24,700 shares	716,547
	GILEAD SCIENCES INC	201,800 shares	9,284,818
	GLAXOSMITHKLINE PLC	81,900 shares	2,063,471
	GLOBAL PAYMENTS INC	208,116 shares	9,681,556
	GOLDMAN SACHS GROUP INC	31,400 shares	6,752,570
	GOODRICH CORP	16,973 shares	1,198,464
	GOODRICH PETRO CORP	12,748 shares	288,360
	GOOGLE INC A	33,400 shares	23,095,432
	GRACO INC	81,200 shares	3,025,512
	GREIF INC CL A	4,900 shares	320,313
	HAEMONETICS CORP MASS	114,859 shares	7,238,414
	HALLIBURTON CO	93,200 shares	3,533,212
	HANA FINANCIAL GROUP INC	4,700 shares	253,050
	HBOS PLC	124,150 shares	1,813,006
	HEALTHWAYS INC	6,918 shares	404,288
	HEARTLAND EXPRESS INC	91,966 shares	1,304,078
	HENRY (JACK) & ASSOC INC	171,000 shares	4,162,140

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	HERBALIFE LTD	107,300 shares	$4,322,044
	HERCULES INC	86,300 shares	1,669,905
	HERCULES OFFSHORE INC	90,000 shares	2,140,200
	HESS CORP	104,600 shares	10,549,956
	HEXCEL CORPORATION	190,500 shares	4,625,340
	HITTITE MICROWAVE CORP	22,362 shares	1,068,009
	HOLOGIC INC	107,646 shares	7,388,821
	HOME RETAIL GROUP PLC	87,100 shares	567,619
	HON HAI PREC IND CO REGS	29,872 shares	370,413
	HONDA MOTOR CO LTD	30,200 shares	1,000,828
	HONEYWELL INTL INC	59,500 shares	3,663,415
	HOST HOTELS & RESORTS INC	43,800 shares	746,352
	HUB GROUP INC CL A	17,986 shares	478,068
	HUDBAY MINERALS INC	11,000 shares	215,893
	HYNIX SEMICONDUCTOR INC	8,800 shares	243,948
	IBERDROLA RENOVABLES SA	91,945 shares	758,143
	IDACORP INC	85,621 shares	3,015,572
	IDEX CORPORATION	20,200 shares	729,826
	IHS INC	77,600 shares	4,699,456
	ILLUMINA INC	13,449 shares	796,988
	IMMUCOR INC	15,819 shares	537,688
	INDITEX SA	27,266 shares	1,672,060
	INDUSTRIAL BK KOR SP 144A	12,500 shares	234,993
	INFORMATICA CORP	193,066 shares	3,479,049
	INFOSYS TECH SPON ADR	23,300 shares	1,056,888
	ING GROEP NV CVA	57,200 shares	2,225,652
	ING GROEP NV SPON ADR	79,500 shares	3,093,345
	INTEL CORP	153,300 shares	4,086,978
	INTERACTIVE DATA CORP	58,000 shares	1,914,580
	INTERLINE BRANDS INC	15,700 shares	343,987
	INTERMEC INC	147,763 shares	3,001,067
	INTERNATIONAL POWER PLC	144,848 shares	1,336,223
	INTERSIL CORPORATION CL A	112,000 shares	2,741,760
	INTUIT INC	22,534 shares	712,300

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	INVESCO LTD	118,588 shares	$3,721,291
	IRON MOUNTAIN INC	89,300 shares	3,305,886
	ISUZU MOTORS LTD	178,000 shares	810,868
	ITALCEMENTI SPA	22,400 shares	478,263
	ITC HLDGS CORP	78,300 shares	4,417,686
	ITOCHU CORP	76,000 shares	744,223
	ITV PLC	442,150 shares	750,227
	JARDEN CORP	58,000 shares	1,369,380
	JEFFERIES GROUP INC	179,139 shares	4,129,154
	JFE HOLDINGS INC	40,300 shares	2,045,447
	JOY GLOBAL INC	8,198 shares	539,592
	JULIUS BAER HLDG AG	38,541 shares	3,183,127
	JUNIPER NETWORKS INC	58,100 shares	1,928,920
	K V PHARMACEUTICAL C CL A	65,900 shares	1,880,786
	KAISER ALUM CORP	8,400 shares	667,632
	KAMAN CORP	22,106 shares	813,722
	KAYDON CORP	7,600 shares	414,504
	KAZAKHMYS PLC	40,200 shares	1,095,036
	KBR INC	16,850 shares	653,780
	KENNAMETAL INC	11,478 shares	434,557
	KENSEY NASH CORP	13,500 shares	403,920
	KIMBERLY CLARK CORP	59,800 shares	4,146,532
	KIMCO REALTY CORPORATION	64,900 shares	2,362,360
	KIRBY CORP	42,712 shares	1,985,254
	KNIGHT TRANSPORTATION INC	193,750 shares	2,869,438
	KOHLS CORP	57,600 shares	2,638,080
	KOMATSU LTD	40,300 shares	1,098,615
	KONICA MINOLTA HLDGS INC	37,000 shares	656,620
	KONINKLIJKE BAM GROEP NV	21,500 shares	505,171
	KOOKMIN BANK SPON ADR	1,900 shares	139,308
	KOPPERS HLDGS INC	14,100 shares	609,684
	KYUSHU ELEC POWER	24,700 shares	609,111
	LAGARDERE SCA (REG)	13,000 shares	973,084
	LAM RESEARCH CORP	43,600 shares	1,884,828

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	LAMAR ADVERTISING CO CL A	64,900 shares	$3,119,743
	LANDSTAR SYSTEM INC	63,500 shares	2,676,525
	LAZARD LTD CL A	37,100 shares	1,509,228
	LILLY (ELI) & CO	56,000 shares	2,989,840
	LINCOLN NATIONAL CORP	25,100 shares	1,461,322
	LKQ CORP	24,508 shares	515,158
	LOCKHEED MARTIN CORP	29,400 shares	3,094,644
	L’OREAL SA ORD	11,648 shares	1,665,571
	LOWES COS INC	51,300 shares	1,160,406
	LUFTHANSA AG (REGD)	37,100 shares	986,499
	LUKOIL OIL CO SPONS ADR (	4,100 shares	353,830
	MACQUARIE GROUP LTD	33,123 shares	2,210,748
	MACROVISION CORP	138,800 shares	2,544,204
	MAGELLAN HLTH SVCS INC	150,500 shares	7,017,815
	MAN GROUP PLC	297,509 shares	3,363,392
	MARATHON OIL CORP	45,700 shares	2,781,302
	MARKEL CORP	8,100 shares	3,977,910
	MARRIOTT INTL INC A	111,200 shares	3,800,816
	MARSTON`S PLC	111,600 shares	734,489
	MARTEK BIOSCIENCES	54,217 shares	1,603,739
	MARTIN MARIETTA MATERIALS	19,800 shares	2,625,480
	MARVELL TECH GROUP LTD	29,328 shares	410,005
	MAX CAPITAL GROUP LTD	42,400 shares	1,186,776
	MAXIM INTEGRATED PRODUCTS	150,000 shares	3,972,000
	MBIA INC	52,800 shares	983,664
	MCCORMICK & SCHMK SEA RES	17,600 shares	209,968
	MCDERMOTT INTL INC	36,640 shares	2,162,859
	MCKESSON CORP	83,600 shares	5,476,636
	MEDICINES CO	84,700 shares	1,622,852
	MEDICIS PHARMACEUTIC CL A	67,129 shares	1,743,340
	MEDTRONIC INC	88,600 shares	4,453,922
	MERCK & CO INC	47,400 shares	2,754,414
	MERRILL LYNCH & CO INC	24,300 shares	1,304,424
	METCASH LTD	102,400 shares	390,161

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	METHANEX CORP	13,000 shares	$360,606
	METHODE ELECTRONICS INC	37,500 shares	616,500
	MGE ENERGY INC	43,300 shares	1,535,851
	MGI PHARMA INC	21,100 shares	855,183
	MICHELIN CL B (REG)	6,700 shares	767,571
	MICREL INC	74,000 shares	625,300
	MICROS SYSTEMS INC	39,833 shares	2,794,683
	MICROSEMI CORP	102,500 shares	2,269,350
	MICROSOFT CORP	439,500 shares	15,646,200
	MILLENNIUM PHARMACEUTICAL	207,700 shares	3,111,346
	MINE SAFETY APPLIANCES CO	20,198 shares	1,047,670
	MITCHELLS & BUTLERS PLC	30,900 shares	260,309
	MITSUBISHI CHEMICAL HLDGS	119,000 shares	915,590
	MITSUBISHI CORP	50,200 shares	1,377,501
	MITSUBISHI UFJ FINL GRP	176,000 shares	1,642,080
	MITSUI & CO LTD	232,200 shares	4,924,477
	MITSUI OSK LINES LTD	80,000 shares	1,023,001
	MONSANTO CO NEW	45,300 shares	5,059,557
	MOOG INC CL A	47,675 shares	2,183,992
	MORNINGSTAR INC	49,300 shares	3,833,075
	MOSAIC CO	8,700 shares	820,758
	MSC INDU DIRECT CO CL A	7,270 shares	294,217
	MSCI INC CL A	18,500 shares	710,400
	MUNICH REINSURANCE (REG)	8,200 shares	1,590,904
	MYLAN INC	61,900 shares	870,314
	NATIONAL AUSTRALIA BANK	15,521 shares	513,749
	NATIONAL CINEMEDIA INC	180,000 shares	4,537,800
	NAVIGATORS GROUP INC	20,200 shares	1,313,000
	NCI BUILDING SYSTEMS INC	8,500 shares	244,715
	NEPTUNE ORIENT LINES LTD	151,000 shares	409,595
	NESTLE SA (REG)	9,025 shares	4,133,450
	NETWORK APPLIANCE INC	146,700 shares	3,661,632
	NEUSTAR INC CL A	165,300 shares	4,740,804
	NEW JERSEY RESOURCES CORP	37,200 shares	1,860,744

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	NEWELL RUBBERMAID INC	158,000 shares	$4,089,040
	NEWS CORP LTD CL A	102,900 shares	2,108,421
	NEXEN INC	18 shares	582
	NGK INSULATORS LTD	61,100 shares	1,660,162
	NICE SYSTEMS LTD SPON ADR	73,141 shares	2,510,199
	NICOR INC	42,900 shares	1,816,815
	NII HOLDINGS INC	29,783 shares	1,439,115
	NIKE INC CL B	44,500 shares	2,858,680
	NINTENDO CO LTD	2,500 shares	1,481,000
	NIPPON MINING HLDGS INC	88,000 shares	565,018
	NIPPON STEEL CORP	237,000 shares	1,470,690
	NIPPON TELEGRAPH & TELEPH	283 shares	1,395,756
	NIPPON YUSEN KK	58,000 shares	461,857
	NISSAN MOTOR CO LTD ORD	151,200 shares	1,642,032
	NOKIA CORP SPON ADR	48,600 shares	1,865,754
	NOKIA OYJ	138,778 shares	5,327,687
	NORDEA BANK AB	38,800 shares	648,087
	NORDSON CORP	38,600 shares	2,237,256
	NORTEL NETWORKS CORP (USD	17,300 shares	261,057
	NORTHROP GRUMMAN CORP	36,900 shares	2,901,816
	NORTHWEST AIRLINES NEW	42,800 shares	621,028
	NORTHWEST NATURAL GAS CO	16,300 shares	793,158
	NOVARTIS AG (REG)	12,300 shares	668,013
	NRG ENERGY INC	40,600 shares	1,759,604
	NVIDIA CORP	28,250 shares	961,065
	NYSE EURONEXT	24,000 shares	2,106,480
	OCCIDENTAL PETROLEUM CORP	101,600 shares	7,822,184
	OCEANEERING INTL INC	7,337 shares	494,147
	OIL STATES INTL INC	34,600 shares	1,180,552
	OLIN CORP	176,400 shares	3,409,812
	OM GROUP INC	14,547 shares	837,034
	ON SEMICONDUCTOR CORP	386,900 shares	3,435,672
	ONYX PHARMACEUTICALS INC	35,800 shares	1,991,196
	OPTIONSXPRESS HLDGS INC	140,000 shares	4,734,800

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	ORBITAL SCIENCES CORP	121,800 shares	$2,986,536
	O’REILLY AUTOMOTIVE INC	22,242 shares	721,308
	ORIENT EXPRESS HOTEL CL A	72,540 shares	4,172,501
	ORIENT OVERSEAS INTL LTD	46,000 shares	340,409
	ORIX CORP	6,850 shares	1,172,636
	ORTHOVITA INC	64,100 shares	223,709
	OSI PHARMACEUTICALS INC	40,600 shares	1,969,506
	OWENS ILLINOIS INC	29,100 shares	1,440,450
	OXFORD INDUSTRIES	13,700 shares	353,049
	PARTNER COMM CO LTD	15,630 shares	345,352
	PEDIATRIX MEDICAL GROUP	383 shares	26,101
	PENFORD CORP	10,000 shares	255,900
	PEPSICO INC	50,400 shares	3,825,360
	PERKINELMER INC	14,743 shares	383,613
	PERRIGO CO	18,802 shares	658,258
	PETROBRAS PN SPON ADR	5,400 shares	519,588
	PETROBRAS SA SPONS ADR	19,200 shares	2,212,608
	PETRO-CANADA	13,000 shares	696,744
	PETROHAWK ENERGY CORP	71,600 shares	1,239,396
	PG&E CORP	13,700 shares	590,333
	PHARMION CORP	5,100 shares	320,586
	PIEDMONT NATURAL GAS	104,700 shares	2,738,952
	PIMCO HI YIELD PORTFOLIO	623,271 shares	5,160,685
	PLEXUS CORP	74,100 shares	1,945,866
	PNM RESOURCES INC	107,700 shares	2,310,165
	POLYCOM INC	31,139 shares	865,041
	POLYPORE INTL INC	21,980 shares	384,650
	POOL CORP	138,100 shares	2,738,523
	POPULAR INC	85,300 shares	904,180
	POSCO SPON ADR	3,200 shares	481,312
	POTASH CORP SASKATCH-USD	15,900 shares	2,288,964
	PRAXAIR INC	24,000 shares	2,129,040
	PROCTER & GAMBLE CO	26,400 shares	1,938,288
	PROGENICS PHARMACEUTICALS	41,700 shares	753,519

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	PROVIDENT BANCSHARES CORP	17,300 shares	$370,047
	PSYCHIATRIC SOLUTIONS INC	20,000 shares	650,000
	PTT PCL (FOR)	16,500 shares	184,013
	PUBLIC POWER OF GREECE	900 shares	47,285
	QBE INSURANCE GROUP LTD	88,019 shares	2,570,375
	QIAGEN NV (USA)	148,630 shares	3,128,662
	QUALCOMM INC	185,500 shares	7,299,425
	QUALITY SYSTEMS INC	16,405 shares	500,188
	QUANEX CORP	147,650 shares	7,663,035
	QUANTA SVCS INC	35,606 shares	934,301
	QUICKSILVER RES INC	80,000 shares	4,767,200
	QUIKSILVER INC	47,800 shares	410,124
	RANGE RESOURCES CORP	155,800 shares	8,001,888
	RECKITT BENCKISER GROUP P	35,759 shares	2,070,332
	RENAULT SA ORD	15,500 shares	2,194,434
	RENEWABLE ENERGY CORP AS	13,154 shares	668,047
	REPSOL YPF SA ORD	33,800 shares	1,204,294
	REPUBLIC SERVICES INC	19,749 shares	619,131
	RESEARCH IN MOTION (USD)	49,800 shares	5,647,320
	RESMED INC	13,002 shares	682,995
	RESOURCES CONNECTION INC	171,500 shares	3,114,440
	RESPIRONICS INC	127,300 shares	8,335,604
	REYNOLDS AMERICAN INC	76,900 shares	5,072,324
	RIO TINTO PLC (REGD)	42,394 shares	4,450,310
	RITCHIE BROS AUCTIONEERS	7,173 shares	593,207
	RLI CORP	14,000 shares	795,060
	ROCHE HLDGS GENUSSSCHEINE	7,902 shares	1,349,662
	ROCHE HLDGS LTD SPON ADR	38,100 shares	3,253,740
	ROGERS CORP	79,800 shares	3,460,926
	ROLLINS INC	56,126 shares	1,077,619
	ROPER INDUSTRIES INC	48,200 shares	3,014,428
	ROYAL BANK OF SCOTLAND GR	245,501 shares	2,165,715
	ROYAL DUTCH SHELL PL CL A	146,696 shares	6,165,283
	RUBY TUESDAY INC	81,200 shares	791,700

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	RWE AG	12,530 shares	$1,755,483
	SAKS INC	71,800 shares	1,490,568
	SAMSUNG ELEC VTG GDR GDR	800 shares	234,200
	SAMSUNG ELECTRON NVG GDS	1,000 shares	226,250
	SANDISK CORPORATION	15,341 shares	508,861
	SANLAM LTD	67,700 shares	224,486
	SANOFI-AVENTIS	20,600 shares	1,875,836
	SBA COMM CORP CL A	241,500 shares	8,172,360
	SCANSOURCE INC	79,300 shares	2,565,355
	SCHERING PLOUGH CORP	306,300 shares	8,159,832
	SCHLUMBERGER LTD	28,300 shares	2,783,871
	SCHWAB CHARLES CORP	142,800 shares	3,648,540
	SEALED AIR CORP	71,400 shares	1,652,196
	SELECTIVE INSURANCE GROUP	13,914 shares	319,883
	SEMTECH CORP	82,800 shares	1,285,056
	SHARP CORP	76,000 shares	1,369,861
	SHINHAN FINL GRP SPONS AD	2,000 shares	229,320
	SHULMAN A INC	26,900 shares	579,695
	SIEMENS AG (REGD)	21,321 shares	3,355,073
	SIGNATURE BANK	23,500 shares	793,125
	SILGAN HOLDINGS INC	8,600 shares	446,684
	SIRF TECHNOLOGY HLDGS INC	31,252 shares	785,363
	SIRONA DENTAL SYSTEMS INC	24,238 shares	811,488
	SOCIETE GENE PARIS CL A	9,755 shares	1,408,412
	SOLERA HOLDINGS INC	47,000 shares	1,164,660
	SONIC AUTOMOTIVE INC CL A	75,400 shares	1,459,744
	SONOSITE INC	41,400 shares	1,393,938
	SONY CORP	8,000 shares	434,400
	SOUTHWEST AIRLINES CO	132,300 shares	1,614,060
	SOUTHWESTERN ENERGY CO	10,900 shares	607,348
	ST JUDE MEDICAL INC	55,800 shares	2,267,712
	STANDARD BANK GROUP LTD	15,200 shares	221,723
	STANDARD CHARTERED PLC (U	63,641 shares	2,331,648
	STAPLES INC	83,100 shares	1,917,117

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	STATE BANK OF IND GD GDR	3,700 shares	$451,400
	STATE STREET CORP	49,200 shares	3,995,040
	STATOIL HYDRO ASA	30,050 shares	934,483
	STERICYCLE INC	54,800 shares	3,255,120
	STORA ENSO AB R 1/10 VTG(	67,800 shares	996,660
	STRAYER EDUCATION INC	18,300 shares	3,121,614
	SUEZ (FRAN)	27,553 shares	1,887,381
	SUMITOMO MITSUI FINL GROU	207 shares	1,553,683
	SUNCOR ENERGY INC	8,400 shares	912,329
	SUNPOWER CORP CL A	7,600 shares	990,964
	SUPERIOR ENERGY SVCS INC	12,100 shares	416,482
	SUSSER HOLDINGS CORP	38,366 shares	786,503
	SVENSKA CELLULOSA AB CL B	40,800 shares	722,509
	SYSCO CORP	127,600 shares	3,982,396
	TECHNE CORP	14,900 shares	984,145
	TECHNIP SA	14,052 shares	1,117,658
	TECK COMINCO SUB VTG CL B	17,800 shares	634,748
	TELE2 AB B SHS	33,800 shares	676,962
	TELEDYNE TECHNOLOGIES INC	9,415 shares	502,102
	TELEFLEX INC	5,740 shares	361,677
	TELEFONICA SA	109,767 shares	3,570,721
	TELIASONERA AB (SWED)	122,908 shares	1,150,041
	TESCO PLC	138,659 shares	1,314,798
	TESSERA TECHNOLOGIES INC	31,878 shares	1,326,125
	TEVA PHARMACEUTICAL IND A	85,700 shares	3,983,336
	THERMO FISHER SCIENTIFIC	58,200 shares	3,356,976
	THOR INDUSTRIES INC	41,600 shares	1,581,216
	THQ INC	48,800 shares	1,375,672
	TIFFANY & CO	6,426 shares	295,789
	TIME WARNER INC	150,300 shares	2,481,453
	TIME WARNER TELECOM CL A	36,044 shares	731,333
	TOKYO ELECTRIC POWER CO	48,400 shares	1,254,325
	TOSHIBA CORP	135,000 shares	1,013,272
	TOSOH CORP	76,000 shares	327,812

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
	TOTAL SA (FRAN)	63,928 shares	$5,280,453
	TOTAL SYS SVCS INC	15,686 shares	439,208
	TOYOTA MOTOR CORP	34,800 shares	1,847,358
	TRIMBLE NAVIGATION LTD	25,827 shares	781,008
	TRINITY MIRROR PLC	22,800 shares	157,871
	TRW AUTOMOTIVE HLDGS CORP	52,000 shares	1,086,800
	TUI TRAVEL PLC	83,100 shares	485,003
	UBS AG REG (USA)	67,000 shares	3,082,000
	UCBH HOLDINGS INC	140,000 shares	1,982,400
	UGI CORP NEW	75,500 shares	2,057,375
	UNIBANCO SA GDR	2,000 shares	279,280
	UNILEVER PLC ORD	65,917 shares	2,466,614
	UNITED NATURAL FOODS INC	145,238 shares	4,606,949
	UNITED PARCEL SVCS CL B	5,653 shares	399,780
	UNITED TECHNOLOGIES CORP	88,700 shares	6,789,098
	UNITEDHEALTH GROUP INC	73,500 shares	4,277,700
	UNIVERSAL FOREST PRODUCTS	19,100 shares	562,686
	UNUM GROUP	55,200 shares	1,313,208
	URBAN OUTFITTERS	19,700 shares	537,022
	URS CORP NEW	67,747 shares	3,680,695
	UTI WORLDWIDE INC	158,374 shares	3,104,130
	VALE DO RIO DOCE (CIA)SPO	61,500 shares	2,009,205
	VALERO ENERGY CORP	80,800 shares	5,658,424
	VARIAN MEDICAL SYS INC	95,500 shares	4,981,280
	VARIAN SEMICONDCT EQP ASS	14,600 shares	540,200
	VCA ANTECH INC	77,300 shares	3,418,979
	VEOLIA ENVIRONNEMENT	19,850 shares	1,809,120
	VERIGY LTD	29,471 shares	800,727
	VERINT SYSTEMS INC	13,110 shares	256,301
	VERISIGN INC	28,295 shares	1,064,175
	VERTEX PHARMACEUTICALS	19,600 shares	455,308
	VIACOM INC CL B	82,800 shares	3,636,576
	VIRGIN MOBILE USA CL A	41,300 shares	367,157
	VMWARE INC CL A	3,400 shares	288,966

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

	(c)
	Description of Investment,
(b)	Including Maturity Date,	(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a) Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
VODAFONE GROUP PLC	1,807,939 shares	$6,747,228
VOESTALPINE AG	14,300 shares	1,031,993
WASTE CONNECTIONS INC	24,000 shares	741,600
WEBSTER FINANCIAL	9,100 shares	290,927
WERNER ENTERPRISES INC	57,200 shares	974,116
WEST COAST BANCORP OREGON	11,200 shares	207,200
WESTAR ENERGY INC	58,500 shares	1,517,490
WESTERN UNION CO	87,900 shares	2,134,212
WHOLE FOODS MARKET INC	30,300 shares	1,236,240
WOLTERS KLUWER NV	19,300 shares	633,181
WOODWARD GOVERNOR CO	8,099 shares	550,327
WRIGHT EXPRESS CORP	141,200 shares	5,011,188
WYETH	102,400 shares	4,525,056
XEROX CORP	106,900 shares	1,730,711
XSTRATA PLC	62,250 shares	4,390,690
YAHOO INC	67,200 shares	1,563,072
ZEBRA TECH CORP CL A	3,214 shares	111,526
ZINIFEX LTD	51,500 shares	559,350
ZOLL MEDICAL CORP	7,900 shares	211,088
Total Common stock		1,304,206,042

Preferred stock
PORSCHE AUTO HLDG NON-VTG	841 shares	1,700,980

Common/collective trusts
SSGA Passive Bond Mkt. Sec. Lend. Ser. A (CME9)	7,661,858 units	141,185,065
SSGA Daily EAFE FD Ser T (ZV3R)	11,726,681 units	277,113,193
Capital Guardian Intl Eq-Instl Cls	8,854,527 units	217,909,900
Vanguard Employee Benefit Index Fund	73,614,082 units	1,047,528,380
LAZARD EMERG MKTS EQ CL B	1,816,044 units	28,911,423
SEI Financial Management	55,209,305 units	53,806,960
Total Common/collective trusts		1,766,454,921

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt
	AIG INTL	$100,000 principal, 6.25%, due5/01/36	$100,519
	AMGEN	$100,000 principal, 6.375%, due 6/01/37	101,395
	ANADARKO PETRO	$210,000 principal, 6.45%, due 9/15/36	213,851
	AOL TIME WARNER	$2,350,000 principal, 7.625%, due 4/15/31	2,600,557
	AOL TIME WARNER	$650,000 principal, 7.7%, due 5/01/32	722,186
	APPALACHIAN PWR	$240,000 principal, 6.7%, due 8/15/37	244,278
	ASTRAZENECA PLC	$210,000 principal, 6.45%, due 9/15/37	230,092
	AT&T BROAD GLBL	$200,000 principal, 9.455%, due 11/15/22	254,329
	AT&T CORP	$1,150,000 principal, 8/8.5%, due 11/15/31	1,412,284
	AT&T INC	$700,000 principal, 6.5%, due 9/01/37	733,021
	BAC CAP TR XI	$800,000 principal, 6.625%, due 5/23/36	778,307
	BANK AMER NA	$1,040,000 principal, 5.3%, due 3/15/17	1,011,271
	BANK AMER NA	$40,000 principal, 6%, due 10/15/36	38,257
	BARRICK GOLD	$10,000 principal, 5.8%, due 11/15/34	9,654
	BNSF RAILWAY CO	$1,300,000 principal, 5.996%, due 4/01/24	1,300,920
	BOSTON PROPERTY LTD	$500,000 principal, 5.625%, due 4/15/15	483,541
	BOSTON PPTY	$350,000 principal, 6.25%, due 1/15/13	351,538
	BOSTON PPTY LTD	$490,000 principal, 5%, due 6/01/15	453,929
	BOSTON SCIENTIFIC	$800,000 principal, 6.4%, due 6/15/16	752,000
	BURLINGTON 00-1	$92,816 principal, 8.251%, due 1/15/21	107,707
	BURLINGTON NO 99-2	$338,435 principal, 7.57%, due 1/2/21	383,197
	BURLINGTON/SANTA	$975,000 principal, 4.875%, due 1/15/15	932,564
	CAN NATURL RES GLB	$130,000 principal, 6.25%, due 3/15/38	127,019
	CAPITAL ONE FIN	$1,375,000 principal, 6.75%, due 9/15/17	1,318,791
	CIGNA	$250,000 principal, 7%, due 1/15/11	265,378
	CIGNA CORP	$925,000 principal, 6.15%, due 11/15/36	858,229
	CITIGROUP	$400,000 principal, 5.875%, 5/29/37	373,305
	CITIGROUP	$700,000 principal, 6.125%, 11/21/17	719,036
	COMCAST CORP	$1,600,000 principal, 5.9%, due 3/15/16	1,609,746
	COMCAST CORP	$300,000 principal, 6.3%, due 11/15/17	311,258
	COMCAST CORP	$30,000 principal, 6.95%, due 8/15/37	32,378
	COMCAST GLB	$475,000 principal, 5.875%, due 2/15/18	473,569
	CONOCOPHILL CDA	$230,000 principal, 5.95%, due 10/15/36	235,428
	COVIDIEN INT	$300,000 principal, 6.0%, due 10/15/17	310,420

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
	COX COMMUNICATION INC	$405,000 principal, 5.5%, due 10/01/15	$396,413
	COX COMMUNICATION INC	$1,375,000 principal, 5.875%, due 12/15/16	1,366,923
	CSX CORP	$230,000 principal 6.15%, due 5/1/37	214,940
	DEUTSCHE TEL GLB	$300,000 principal, 8.75%, due 6/15/30	374,326
	DEVON FING GL	$200,000 principal, 7.7875%, due 9/30/31	241,891
	DILLARD DEPARTMENT STORES	$575,000 principal, 7.875%,due 1/01/23	448,500
	DOW CHEMICAL	$650,000 principal, 7.375%, due 11/01/29	714,943
	DOW GLBL	$500,000 principal, 6%, due 10/01/12	519,762
	ENCANA CORP	$200,000 principal, 6.5%, due 8/15/34	204,800
	ENERGY TRAN PTNR	$100,000 principal, 6.625% due 6/15/37	95,845
	ENTERPRISE PRODS	$10,000 principal, 5.75%, due 3/1/35	9,095
	FANNIE MAE PTC	$3,005,352 principal, 6%, due 3/1/36	3,061,937
	FED DEPT ST	$150,000 principal, 6.9%, due 4/01/29	137,376
	FEDERATED RETAIL	$350,000 principal, 5.9%, due 12/1/16	329,629
	FIRSTENERGY GL	$210,000 principal, 7.375%, due 11/15/31	230,420
	FLORIDA PWR	$110,000 principal, 6.35%, due 9/15/37	115,896
	FORD MOTORS CREDIT	$3,000,000 principal, 7.25%, due 10/25/11	2,598,477
	FORDMTRCR GLB	$1,525,000 principal, 7.375%, due 2/01/11	1,365,647
	FRANCE TELECOM STEP	$200,000 principal, 8.5%, due 3/01/31	259,964
	GE CAP CORP	$100,000 principal, 6.375%, due 11/15/67	103,248
	GE CAP MTN	$400,000 principal, 6.75%, due 3/15/32	454,153
	GMAC	3,375,000 principal, 6.875%, due 9/15/11	2,868,750
	GMAC GLOBAL	$1,150,000 principal, 8%, due 11/01/31	957,375
	GOLDMAN SACHS	$310,000 principal, 6.125%, due 2/15/33	304,661
	HASC 2006-HE2 1	$218,847 principal, 5%, due 12/25/36	210,757
	HEALTHNET	$275,000 principal, 6.375%, due 6/1/17	268,180
	HSBC BANK USA	$30,000 principal, 5.875%, due 11/1/34	27,530
	HSBC HOLDINGS	$550,000 principal, 6.5%, due 5/02/36	536,720
	HSBC HOLDINGS	$475,000 principal, 6.5%, due 9/15/37	460,384
	HSBC HOLDINGS	$200,000 principal, 6.5%, due 9/15/37	193,846
	JP MORGAN CH XVII	$750,000 principal, 5.85%, due 8/1/35	640,223
	KAUPTHING MTN	$1,125,000 principal, 7.125%, due 5/19/16	1,031,348
	KINDER MORGAN	$200,000 principal, 5.8%, due 3/15/35	181,045
	LAFARGE SA	$500,000 principal, 6.5%, due 7/15/16	493,121

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
	LIBERTY MEDIA	$300,000 principal, 8.25%, due 2/01/30	$287,892
	LIBERTY MEDIA	$475,000 principal, 8.5%, due 7/15/29	465,259
	MAY DEPT	$100,000 principal, 6.7%, due 7/15/34	90,209
	MAY DEPT STORES	$1,200,000 principal, 6.7%, due 9/15/28	1,058,627
	NORDSTROM	$275,000 principal, 6.95%, due 3/15/28	279,153
	NORFOLK SOUTHERN	$475,000 principal,7.7%, due 5/15/17	537,891
	ONEOK PARTNERS	$100,000 principal, 6.85%, due 10/15/37	103,734
	PG&E 6	$210,000 principal 6.05%, due 3/01/34	209,651
	PROGRESS ENERGY	$100,000 principal, 7.75%, due 3/01/31	118,051
	PROVIDENT COMPA	$471,000 principal, 7.25%, due 3/15/28	490,746
	PROVIDENT COS	$300,000 principal, 7%, due 7/15/18	304,500
	SLMA 06-7	$745,461 principal, 5.35%, due 10/25/16	745,903
	SLMA 07-2	$1,400,000 principal, 2.92%, due 7/25/17	1,387,293
	SLMA 2006-3	$800,000 principal, 8%, due 7/25/19	800,000
	SOUTHERN CAL ED	$100,000 principal, 5.55%, due 1/15/37	94,343
	SOUTHERN CAL ED	$130,000 principal, 5.625%, due 2/1/36	124,398
	SPRINT CAP	$230,000 principal, 8.75%, due 3/15/32	259,256
	SPRINT NEXTEL	$350,000 principal, 6%, due 12/01/16	335,228
	ST PAUL COMPANIES	$900,000 principal, 6.25%, due 6/20/16	929,001
	SUNCOR YANK	$110,000 principal, 6.5%, due 6/15/38	117,614
	TIME WARNER CBL	$300,000 principal, 6.55%, due 5/1/37	306,209
	TRAVELERS MTN	$475,000 principal, 5.75%, due 12/15/17	467,242
	UNION PAC 6 TR	$649,954.76 principal, 5.866%, due 7/2/30	704,876
	UNION PACIFIC 99-A	$283,752 principal, 7.6%, due 1/2/20	339,100
	UNION PACIFIC PTC	$862,909 principal, 4.698%, due 1/2/24	822,310
	UNION PACIFIC PTC	$299,279 principal, 5.082%, due 1/2/29	288,360
	UNUM CORP	$191,000 principal, 6.75%, due 12/15/28	182,405
	UNUMPROVIDENT	$125,000 principal, 6.85%, due 11/15/15	128,318
	VALERO ENRGY	$30,000 principal, 6.625%, due 6/15/3	30,212
	VERIZON GLBL	$130,000 principal, 5.85%, due 9/15/35	127,163
	VIRGINIA ELEC PWR CO	$240,000 principal, 6%, due 5/1/37	234,731
	WACHOVIA 3ML	$1,425,000 principal, 13%, due 4/23/12	1,381,375
	WACHOVIA BK NA	$300,000 principal, 5.85%, due 2/1/37	270,340
	WALMART	$400,000 principal, 6.5%, due 8/15/37	421,206

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

	(c)
	Description of Investment,
(b)	Including Maturity Date,	(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a) Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
WELLPOINT GLOBAL	$1,375,000 principal, 5.25%, due 1/15/16	$1,331,245
WELLS FARGO GLBL	$30,000 principal, 5.375%, due 2/7/35	26,442
WELLSFARGO	$675,000 principal, 5.625%, due 12/11/17	675,412
WYETH	$1,400,000 principal, 5.5%, due 2/15/16	1,422,796
XEROX CORP	$575,000 principal, 6.4%, due 3/15/16	586,431
XEROX CORP	$875,000 principal, 6.75%, due 2/01/17	907,813
XEROX CORP	$815,000 principal, 6.875%, due 8/15/11	854,731
XTO ENERGY INC	$110,000 principal, 6.1%, due 4/1/36	107,384
Total Corporate debt		61,622,928

U.S. Government securities
FHLG	$2,044,873 principal, 4%, due 5/1/14	2,024,864
FHLG	$914,778 principal, 5.50%, due 6/1/33	914,782
FHLG	$2,004,624 principal, 6.5%, due 9/1/37	2,044,447
FHLG	$1,090,418 principal, 5.5%, due 11/1/23	1,095,605
FHLM ARM	$1,045,806 principal, 4.42% , due 3/1/35	1,042,356
FHLMCDN	$800,000 principal, 0%, due 1/2/08	800,000
FHR	$2,014,382 principal, 7.5%, due 1/20/30	2,084,331
FHR	$2,504,970 principal, 6.5%, due 6/1/32	2,580,778
FICO	$400,000 principal, 0%, due 12/27/18	238,208
FNGT	$232,213 principal, 7%, due 12/25/41	241,580
FNMA	$567,499 principal, 4.50%, due 8/1/33	539,039
FNMA	$2,393,476 principal, 5.00%, due 8/1/33	2,340,083
FNMA	$497,819 principal, 5.50%, due 4/1/17	515,984
FNMA	$4,336,645 principal, 5.50%, due 6/1/20	4,409,132
FNMA	$1,281,737 principal, 5.50%, due 2/1/34	1,282,444
FNMA	$1,523,480.61 principal, 5.50%, due 8/1/35	1,537,212
FNMA	$4,484,944 principal, 6.00%, due 11/1/21	4,591,071
FNMA	$1,585,131 principal, 6.00%, due 3/1/18	1,626,108
FNMA	$2,937,621 principal, 6.00%, due 8/1/22	3,007,134
FNMA	$1,367,400 principal, 6.00%, due 9/1/19	1,404,743
FNMA	$1,085,774 principal, 6.00%, due 4/1/24	1,117,846
FNMA	$148,217 principal, 6.00%, due 9/1/23	152,641
FNMA	$504,059 principal, 6.00%, due 10/1/23	518,916

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

	(c)
	Description of Investment,
(b)	Including Maturity Date,	(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a) Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FNMA	$68,516 principal, 6.00%, due 10/1/23	$70,554
FNMA	$1,747,258 principal, 6.00%, due 11/1/23	1,798,749
FNMA	$79,496 principal, 6.00%, due 11/1/23	81,866
FNMA	$1,398,102 principal, 6.5%, due 10/1/37	1,425,658
FNMA	$551,045 principal, 4.621%, due 4/1/13	548,523
FNMA	$926,707 principal, 5.91%, due 2/1/12	964,676
FNMA	$1,137,103 principal, 6.00%, due 7/1/16	1,164,181
FNMA	$360,950 principal, 6.25%, due 9/1/11	378,610
FNMA	$2,712,079 principal, 6.50%, due 12/1/26	2,790,163
FNMA	$2,004,577 principal, 6.50%, due 2/1/27	2,062,292
FNMA	$1,446,239 principal, 6.50%, due 3/1/27	1,487,878
FNMA ARM	$3,865,237 principal, 4.03%, due 5/1/33	3,834,520
FNMA ARM	$3,142,772 principal, 4.48%, due 1/1/35	3,125,094
FNMA ARM	$2,623,725 principal, 4.790%, due 1/1/35	2,637,067
FNMA ARM	$2,033,738 principal, 4.84%, due 7/1/35	2,043,974
FNR	$2,805,608 principal, 6%, due 11/25/31	2,853,329
FNR	$976,566 principal, 6.5%, due 6/25/42	1,023,507
FNW	$691,962 principal, 7%, 10/25/42	730,786
FSPC	$652,486 principal, 6.5%, due 9/25/43	676,332
FSPC	$1,202,887 principal, 7%, due 2/25/43	1,258,271
GSBA	$1,045,252 principal, 5.36%, due 11/1/26	1,059,667
SBAP	$1,000,934 principal, 5.37%, due 10/1/26	1,019,313
SBAP	$1,093,067 principal, 5.12%, due 12/1/26	1,100,390
SBAP	$787,071 principal, 5.32% due 4/1/27	795,238
SBAP	$109,160 principal, 4.87%, due 12/1/24	108,583
SBAP	$52,668 principal, 4.86%, due 1/1/25	52,637
SBAP	$136,855 principal, 4.95%, due 3/1/25	134,647
SBAP	$44,990 principal, 4.84%, due 5/1/25	44,116
US Treasury Notes	$700,000 principal, 8.125%, due 8/15/19	943,578
US Treasury Notes	$290,000 principal, 0.00%, due 3/13/08	288,241
US Treasury Notes	$3,500,000 principal, 3%, due 2/15/08	3,498,632
US Treasury Notes	$10,000,000 principal, 3.75%, due 5/15/08	10,011,720
US Treasury PRIN	$3,100,000 principal, 5%, due 5/15/37	838,872
Total U.S. Government securities		86,960,972

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

	(c)
	Description of Investment,
(b)	Including Maturity Date,	(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a) Lessor, or Similar Party	Par, or Maturity Value	Value

Employer stock
* Hewlett-Packard Company	27,650,850 shares	$1,395,814,908

Synthetic guaranteed investment contracts
Underlying assets:
Registered investment companies:
PIMCO Asset Backed Securities Portfolio	283,779 shares	3,070,486
PIMCO Emerging Markets Fund	974,352 shares	10,181,975
PIMCO HI YIELD PORTFOLIO	407,764 shares	3,376,289
PIMCO International Portfolio (unlisted)	3,511,783 shares	16,013,731
PIMCO Inv. Grade Corp. Portfolio (unlisted)	1,085,913 shares	10,837,415
PIMCO Mortgage Portfolio (unlisted)	7,235,671 shares	76,119,261
PIMCO Muni Sector Portfolio	154,156 shares	1,529,231
PIMCO Real Return Bond Fund	55,552 shares	603,845
PIMCO SHORT TERM PORT INS	1,050,302 shares	10,009,373
PIMCO US Government Sector Portfolio	1,884,589 shares	22,068,534
Short-term investments:
Dreyfus Cash Management Plus	651,634 shares	651,634
The Boston Company Pooled Employee Daily Liquidity Fund	2,216,133 shares	2,216,133
Corporate debt securities:
Federal Express	$608,077 principal, 6.72%, due 1/15/22	638,252
Union Pacific PTC	$1,895,432 principal, 5.082%, due 1/2/29	1,826,283
AOL Time Warner	$2,650,000 principal, 7.625%, due 4/15/31	2,932,543
AOL Time Warner	$350,000 principal, 7.7%, due 5/01/32	388,869
AT&T Corp.	$1,675,000 principal, 8/8.5%, due 11/15/31	2,057,022
BAC CAP TR XI	$650,000 principal, 6.625%, due 5/23/36	632,375
Bank One Cap III	$500,000 principal, 8.75%, due 9/1/30	578,927
BANK AMER NA	$1,000,000 principal, 5.3%,due 3/15/17	972,376
BankAmerica Cap II	$625,000 principal, 8%, due 12/15/26	654,482
BNSF RY 06-2	$494,782 principal, 5.629%, due 4/01/24	488,025
BNSF RY CO 06	$352,924 principal, 5.342%, 4/1/24	344,649

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

	(c)
	Description of Investment,
(b)	Including Maturity Date,	(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a) Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
Underlying assets (continued):
Corporate debt securities (continued):
Boston Property Ltd.	$650,000 principal, 6.25%, due 1/15/13	$652,857
Boston Property Ltd.	$600,000 principal, 5.625%, due 4/15/15	580,249
BOSTON SCIENTIFIC	$400,000 principal, 5.45%, due 6/15/14	368,000
BOSTON SCIENTIFIC	$425,000 principal, 6.4%, due 6/15/16	399,500
Burlington	$337,514 principal, 8.251%, due 1/15/21	391,662
Burlington No SF	$46,858 principal, 5.72%, due 1/15/24	47,363
Burlington North	$200,000 principal, 4.3%, due 7/01/13	190,760
CAPITAL ONE FIN	$1,425,000 principal, 6.75%, due 9/15/17	1,366,747
CIGNA Corp.	$826,000 principal, 7.875%, due 5/15/27	930,930
CIGNA	$325,000 principal, 6.375%, due 10/15/11	339,766
CITIGROUP	$725,000 principal, 6.125%, due 11/21/17	744,716
Comcast Corp.	$375,000 principal, 5.85%, due 11/15/15	377,692
Comcast Corp.	$950,000 principal, 5.3%, due 1/15/14	931,573
Comcast Corp.	$350,000 principal, 5.9%, due 3/15/16	352,132
COMCAST CORP	$500,000 principal, 6.3%, due 11/15/17	518,764
Comcast Corp.	$375,000 principal, 6.5%, due 1/15/17	390,995
CoVIDENT INT	$300,000 principal, 6%, due 10/15/17	310,420
Cox Communications	$1,325,000 principal, 5.45%, due 12/15/14	1,298,544
Cox Communications	$425,000 principal, 5.875%, due 12/15/16	422,504
CSX TRANSN	$400,000 principal, 6.251% due 1/15/23	400,000
Dillard Dept Stores	$250,000 principal, 7.75%, due 5/15/27	192,500
Dillards Inc	$250,000 principal, 7%, due 12/01/28	182,500
Dillards Inc	$681,000 principal, 7.13%, due 8/01/18	524,370
Dow Chemical	$375,000 principal, 7.375%, due 11/01/29	412,467
Dow Chemical PTC	$725,000 principal, 4.027%, due 9/30/09	720,314
FANNIE MAE PTC	$2,051,350 principal, 6%, due 3/01/36	2,089,973
FED DEPT ST	$675,000 principal, 6.9%, due 4/1/29	618,194
Ford Motor Global	$2,625,000 principal, 7.375%, due 2/01/11	2,350,703
Ford Motor Credit	$1,925,000 principal, 7.25%, due 10/25/11	1,667,356
General Electric	$1,100,000 principal, 5%, due 2/1/13	1,113,995
GMAC	$3,125,000 principal, 6.875%, due 9/15/11	2,656,250
GMAC GLOBAL	$1,175,000 principal, 8%, due 11/01/31	978,188

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

	(c)
	Description of Investment,
(b)	Including Maturity Date,	(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a) Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
Underlying assets (continued):
Corporate debt securities (continued):
HCA Inc.	$1,300,000 principal, 6.25%, due 2/15/13	$1,137,500
HEALTHNET	$300,000 principal 6.375%, due 6/1/17	292,560
HSBC HLDGS	$350,000 principal, 6.5%, due 5/02/36	341,549
HSBC HLDGS	$725,000 principal, 6.5%, due 9/15/37	702,692
KAUPTHING MTN	$1,150,000 principal, 7.125%, due 5/19/16	1,054,267
LAFARGE SA	$650,000 principal, 6.5%, due 7/15/16	641,057
LIBERTY MEDIA	$350,000 principal, 8.25%, due 2/01/30	335,874
LIBERTY MEDIA	$500,000 principal, 8.5%, due 7/15/29	489,747
LIBERTY MEDIA CV	$425,000 principal, 4%, due 11/15/29	274,125
Lockheed Martin	$500,000 principal, 6.15%, due 9/01/36	517,135
MACYS RETAIL HLDGS	$550,000 principal, 7%, due 2/15/28	515,665
May Department Stores	$350,000 principal, 6.7%, due 7/15/34	315,732
Nordstrom	$325,000 principal, 6.95%, due 3/15/28	329,908
Provident Company	$375,000 principal, 7.25%, due 3/15/28	390,722
Safeco Corp.	$400,000 principal, 7.25%, due 9/01/12	431,040
SPRINT NEXTEL	$375,000 principal, 6%, due 12/01/16	359,172
St. Paul Companies	$525,000 principal, 8.125%, due 4/15/10	567,111
St. Paul Travelers	$450,000 principal, 5.5%, due 12/1/15	446,901
TRAVELERS MTN	$325,000 principal, 5.75%, due 12/15/17	319,692
UNUM Provident	$165,000 principal, 6.85%, due 11/15/15	169,379
UNUM Provident	$135,000 principal, 7.625%, due 3/01/11	144,008
WACHOVIA 3ML	$1,425,000 principal, 13% due 4/23/12	1,381,375
WACHOVIA BK NA BN	$725,000 principal, 6% due 11/15/17	729,844
WELLPOINT GLOBAL	$375,000 principal, 5%, due 12/15/14	359,217
WELLPOINT GLOBAL	$1,025,000 principal, 5.25%, due 1/15/16	992,382
WELLSFARGO	$700,000 principal, 5.625%, due 12/11/17	700,428
Wyeth	$1,075,000 principal, 5.5%, due 2/01/14	1,091,840
Wyeth	$600,000 principal, 5.5%, due 2/15/16	609,770
Xerox Corp.	$1,050,000 principal, 6.4%, due 3/15/16	1,070,874
XEROX CORP	$450,000 principal, 6.75%, due 2/01/17	466,875
Xerox Corp.	$900,000 principal, 7.125%, due 6/15/10	945,000

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

	(c)
	Description of Investment,
(b)	Including Maturity Date,	(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a) Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
Underlying assets (continued):
U.S. Government obligations:
US Treasury Note	$3,400,000 principal, 3%, due 2/15/08	$3,398,671
US Treasury Note	$8,000,000 principal, 3.125%, due 10/15/08	7,986,248
US Treasury Note	$1,500,000 principal, 3.25%, due 1/15/09	1,502,579
SBAP 0520L 1	$1,134,321 principal, 5.39%, due 12/1/25	1,157,362
SLMA 07-1A A2 3ML	$1,700,000 principal, 2.92%, due 1/25/16	1,700,900
SLMA 07-2 A2 3ML	$1,700,000 principal, 2.92%, due 7/25/17	1,684,571
GSBA 504	$455,624 principal, 4.72%, due 2/1/24	449,099
FHLG	$827,671 principal, 6%, due 11/1/16	849,513
FHLG	$2,216,826 principal, 6.5%, due 12/1/32	2,292,732
FHLG	$1,501,527 principal, 6.5%, due 12/1/31	1,553,879
FHLG	$1,348,139 principal, 6.5%, due 9/1/37	1,374,921
FHLG	$2,135,255 principal, 6.5%, due 10/1/37	2,177,675
FHLG	$1,656,922 principal, 6%, due 2/1/19	1,703,720
FHLG	$871,217 principal, 6%, due 2/1/19	895,339
FHLG	$1,303,487 principal, 6.5%, due 7/1/16	1,358,587
FHLG	$1,916,176 principal, 5.5%, due 12/1/19	1,946,259
FHLM ARM	$3,608,318 principal, 4.98%, due 5/1/35	3,619,168
FHLM ARM	$270,166 principal, 5.38%, due 5/1/36	272,626
FNGT	$646,501 principal, 6.994%, due 2/19/30	666,271
FNMA	$519,670 principal, 6.03%, 5/1/11	539,833
FNMA	$1,136,221 principal, 5.6%, 12/1/11	1,170,470
FNMA	$744,454 principal, 5.91%, 2/1/12	774,957
FNMA	$1,369,926 principal, 7%. due 4/1/32	1,433,772
FNMA	$2,986,082 principal, 4.5%, due 10/1/33	2,836,333
FNMA	$1,636,6652 principal, 7%, due 8/1/32	1,730,925
FNMA	$1,765,174 principal, 6%, due 5/1/18	1,812,532
FNMA	$2,792,612 principal, 6%, due 8/1/22	2,858,693
FNMA	$1,037,395 principal, 6.5%, due 1/1/19	1,069,539
FNMA	$1,426,926 principal, 6.5%, due 1/1/20	1,485,804
FNMA	$1,234,907 principal, 7%, due 9/1/28	1,302,733
FNMA	$910,819 principal, 6%, due 12/1/18	935,522
FNMA	$467,083 principal, 5%, due 3/1/34	456,517

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

	(c)
	Description of Investment,
(b)	Including Maturity Date,	(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a) Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
Underlying assets (continued):
U.S. Government obligations (continued):
FNMA	$1,347,480 principal, 6%, due 2/1/19	$1,383,899
FNMA	$1,124,850 principal, 5.5%, due 2/1/18	1,144,902
FNMA	$1,386,856 principal, 5.50%, due 9/1/33	1,388,055
FNMA	$2,658,996 principal, 5.5%, due 2/1/35	2,660,464
FNMA	$1,392,133 principal, 6.5%, due 12/1/32	1,439,584
FNMA	$1,475,809 principal, 6%, due 9/1/19	1,516,111
FNMA	$478,331 principal, 6.00%, due 4/1/34	486,830
FNMA	$2,532,472 principal, 6%, due 4/1/35	2,577,473
FNMA	$1,359,616 principal, 6.00%, due 4/1/35	1,385,900
FNMA	$241,935 principal, 6%, due 12/1/32	246,612
FNMA	$587,543 principal, 5.5%, due 12/1/18	598,098
FNMA	$355,182 principal, 6.5%, due 2/1/34	368,690
FNMA	$1,329,959 principal, 6%, due 7/1/35	1,355,670
FNMA	$744,593 principal, 6.00%, due 3/1/36	758,523
FNMA ARM	$5,250,862 principal, 4.5%, due 5/1/35	5,249,775
FNMA ARM	$566,994 principal, 4.97%, due 6/1/36	564,990
FNMA ARM	$570,355 principal, 4.76%, due 6/1/35	572,608
FNMA ARM	$1,512,107 principal, 4.87%, due 7/1/35	1,520,190
FNMA ARM	$1,543,346 principal, 4.87%, due 9/1/35	1,545,103
FNMA ARM	$1294,550 principal, 4.959%, due 6/1/35	1,303,810
FNR	$1,809,472 principal, 6%, due 3/25/18	1,821,967
FNW	$521,629 principal, 7%, due 2/25/44	546,858
FNW	$727,720 principal, 7.5%, due 3/25/44	766,776
GSMPS	$729,579 principal, 8%, due 6/25/34	792,197
SBAP	$422,231 principal, 6.65%, due 6/1/13	429,616
SBAP 06-20L	$1,216,337.79 principal, 5.12%, due 12/1/26	1,224,487
SBAP	$621,150principal, 6.15%, due 4/1/18	638,766
SBAP	$452,453 principal, 4.625%, due 2/1/25	445,656

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436   PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

	(c)
	Description of Investment,
(b)	Including Maturity Date,		(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
(a) Lessor, or Similar Party	Par, or Maturity Value		Value

Synthetic guaranteed investment contracts (continued)
Underlying assets (continued):
Common/collective trusts
Dwight Intermediate Core Plus	9,907,015	units	$149,713,010
Dwight Target 5 Fund	7,522,598	units	140,351,217
Dwight Target 2 Fund	36,154,410	units	609,625,823
Total market value of underlying assets			1,200,258,546

Wrapper values
AIG Financial Products Corp. 245258	5.15%	interest rate	—
CDC Financial Products 1423-01	5.15%	interest rate	—
RABOBANK NEDERLAND CPQ090001	5.21%	interest rate	—
ROYAL BANK OF CANADA NYDW109	5.17%	interest rate	—
STATE ST BK & TR CO Boston 100003	5.17%	interest rate	—
UBS AG 2752	5.21%	interest rate	—
Total wrapper values			—
Total synthetic guaranteed investment contracts			1,200,258,546

Guaranteed investment contracts
Metropolitan Life Ins. Co. GIC 2884706901	3.19%	interest rate	11,470,763
Monumental Life Insurance Co. GIC SV04664Q-00	5.31%	interest rate	5,370,784
Prudential Ins. Co. America GIC 062063211	5.28%	interest rate	5,522,811
Total guaranteed investment contracts			22,364,358

* Participant loans	Interest rates ranging from 8.50%-9.25%, maturing through 2033		124,729,138
Total investments			$11,103,035,010

* Indicates party-in-interest to the Plan.

Note: Column (d), cost, has been omitted, as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 26, 2008	HEWLETT-PACKARD COMPANY 401(k) PLAN

/s/ Paul T. Porrini
Paul T. Porrini
Vice President, Associate General Counsel
and Assistant Secretary